

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2024

Andrew Sandifer
CFO
FMC CORP
2929 Walnut Street
Philadelphia, PA 19104

Re: FMC CORP
10-K filed February 27, 2024 File No. 001-02376

Dear Andrew Sandifer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services